SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11-K


(Mark One)

 X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT --- OF 1934 (FEE REQUIRED) for the fiscal year ended December 31, 1996, or

     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITES EXCHANGE --- ACT OF 1934 (NO FEE REQUIRED) for the transition period from

                               to                               .
-------------------------------  -------------------------------


                  COMMISSION FILE NUMBER 1-12001.

           A.  Teledyne Savings and Retirement Supplement Plan

           B.  Allegheny Teledyne Incorporated
               1000 Six PPG Place
               Pittsburgh, PA   15222

                              ANNUAL REPORT ON FORM 11-K
                 FOR THE TELEDYNE SAVINGS AND RETIREMENT SUPPLEMENT PLAN
                       FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996


Pursuant to the section of the General Instructions to Form 11-K entitled "Required Information," the Annual Report on Form 11-K for the fiscal year ended December 31, 1996, consists of the audited financial statements of the Teledyne Savings and Retirement Supplement for the fiscal year ended December 31, 1996, and the related schedules thereto. The Teledyne Savings and Retirement Supplement Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled "Required Information," the financial statements and schedules furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA, in lieu of the requirements of Item 1-3 of that section of the General Instructions.

                          Audited Financial Statements

                                     for the

                  Teledyne Savings and Retirement Supplement Plan

                                       for

                      Years ended December 31, 1996 and 1995
                        with Report of independent Auditors

                      have been filed under cover of Form SE
                       pursuant to General Instruction E of
                       Form 11-K and Reg. Section 232.311

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trust Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                           TELEDYNE SAVINGS AND RETIREMENT
                                           SUPPLEMENT PLAN



Date:  June 27, 1997                       By: /s/ Douglas J. Grant
                                               ------------------------------
                                               Douglas J. Grant
                                               Member, Trust Administrative
                                                 Committee

                             EXHIBIT INDEX
                             -------------


The following exhibit is filed as part of this Annual Report on Form 11-K:


Exhibit No.
-----------

    23.1         Consent of Independent Auditors - Ernst & Young LLP

    23.2         Consent of Independent Accountants - Arthur Andersen LLP